Exhibit 99.34

Management’s Discussion and Analysis

Year ended December 31, 2019

Canadian dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

1.	Overview

Orla Mining Ltd. is a mineral exploration and development company which trades on the Toronto Stock Exchange under the ticker symbol OLA. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. Refer to page 27 of this document for a list of abbreviations used.

Our corporate strategy is to acquire, develop and operate mineral properties where our expertise can substantially increase shareholder value. We have two material gold projects with near-term production potential based on open pit mining and heap leaching – the Camino Rojo Oxide Gold Project in Zacatecas State, Mexico, and the Cerro Quema Gold Project in Panama.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019. You can find additional information regarding the Company, including our Annual Information Form, on SEDAR under the Company’s profile at www.sedar.com.

All monetary amounts herein are expressed in Canadian dollars unless otherwise stated.

This MD&A is current as of March 23, 2020.

Hans Smit, P. Geo, is the Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”). He has reviewed and approved the technical information disclosed in this MD&A.

2.	Highlights

During the year ended December 31, 2019, the Company:

•	filed a final short form base shelf prospectus for offerings of up to $300 million,

•	continued its exploration and evaluation activities at Camino Rojo,

•	announced positive Feasibility Study results for the Camino Rojo Oxide Gold Project, and subsequently filed a NI 43-101 Technical Report,

•	raised $3.6 million through its Early Warrant Exercise Incentive Program,

•	submitted applications and associated documentation for permits required to start construction and operation of the Camino Rojo Oxide Gold Project,

•	awarded the engineering, procurement, and construction management (“EPCM”) contract for the Camino Rojo Oxide Gold Project.

•	entered into a loan agreement for US$125 million for the development of the Camino Rojo Oxide Gold Project and received the first drawdown of US$25 million pursuant to this agreement,

•	received approval from the Company's Board of Directors to commence project spending for immediate needs such as detailed engineering and the ordering of long lead items, and to commence project construction subject to the receipt of all required permits, and

•	received approval from the Mexican federal environment department ("SEMARNAT") granting the Change of Land Use permit ("Cambio de Uso de Suelo" or "CUS/ETJ"), one of the two key permits required for the development of the Camino Rojo Oxide Gold Project.

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

3.	Discussion of Operations

A.	Camino Rojo, Mexico

Project Description and History

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine and consists of eight concessions covering in aggregate approximately 163,127 hectares. In November 2017, we acquired the Camino Rojo Project from Goldcorp Inc. (now, “Newmont”). Camino Rojo is comprised of a near-surface oxide gold and silver deposit, a deeper sulphide zone containing gold, silver, zinc and lead mineralization, and a large area with untested exploration potential.

Canplats Resources Corporation (“Canplats”) initially discovered gold-silver mineralization at Camino Rojo in 2007, and subsequently completed 39,725 metres of drilling, largely delineating the shallow oxide mineralization. Canplats also carried out metallurgical studies prior to being acquired by Newmont in 2010. Newmont then completed more than 250,000 metres of drilling, conducted airborne and ground geophysical surveys, did extensive geological and mineralogical investigations, and conducted numerous metallurgical studies, which included detailed mineralogical studies, column leach tests on oxide material, size fraction analysis, variability test work and sulphide flotation studies.

The Ejido San Tiburcio holds the surface rights over the main area of known mineralization. Exploration has been carried out under the authority of agreements between the project operators and the Ejido San Tiburcio. There is a 30-year temporary occupation agreement in place with the Ejido San Tiburcio, with the right to expropriate, covering all the area of the mineral resource and area of potential development described in the Camino Rojo Report. Other temporary occupation agreements allow surface access for exploration activities in various other parts of the concession package. The Company has water rights in the area of the proposed development.

The Company has full rights to explore, evaluate, and exploit the property. However, if sulphide projects are defined through one or more positive pre-feasibility studies with certain development scenarios meeting certain criteria, Newmont has an option to enter into a joint venture with Orla for the purpose of future exploration, advancement, construction, and exploitation of such a sulphide project. If Newmont exercises its option, Orla’s share of the costs to develop the project can be, at Orla’s option, carried to production by Newmont. Orla has a right of first refusal on a sale if Newmont elects to sell its portion of the sulphide project, in whole or in part. The Camino Rojo Asset Purchase Agreement was filed on SEDAR on June 28, 2017. Details of the joint venture are available in our news release dated November 7, 2017, which is available here.

On June 24, 2019, we issued the results of a positive Feasibility Study along with a mineral reserve estimate on the Camino Rojo Oxide Gold Project. The Feasibility Study supports a technically simple open-pit mine and heap-leach operation with low capital and operating costs providing rapid payback and a strong financial return. An independent technical report prepared in accordance with the requirements of NI 43-101 is available at www.sedar.com under Orla's profile. The new mineral reserve estimate at Camino Rojo includes proven and probable mineral reserves of 44.0 million tonnes at a gold grade of 0.73 grams per tonne ("g/t") and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. All mineral reserves are contained and accessible from within Orla's mineral concessions.

Updated measured and indicated mineral resources, inclusive of mineral reserves, amount to 353.4 million tonnes at 0.83 g/t gold and 8.83 g/t silver, resulting in an estimated 9.46 million ounces of gold and 100.4 million ounces of silver. Inferred mineral resources are 60.9 million tonnes at 0.87 g/t gold and 7.41 g/t silver, resulting in an estimated 1.70 million ounces of gold and 14.5 million ounces of silver. Further details on the mineral resource and mineral reserve estimates are provided below and can be found in the technical report dated June 25, 2019.

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Camino Rojo Feasibility Study

The Camino Rojo Feasibility Study considers near-surface open pit mining of 44.0 million tonnes of oxide and transitional ore at a throughput rate of 18,000 tonnes per day. Ore from the pit will be crushed to 80% passing 28 mm, conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. Pregnant solution from the heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced. The site's proximity to infrastructure, low stripping ratio, compact footprint and flat pad location all contribute to project simplicity and relatively low estimated all-in sustaining cost (“AISC”) of US$576 per ounce of gold.

The Feasibility Study was prepared by a team of independent industry experts led by Kappes Cassiday and Associates ("KCA") and supported by Independent Mining Consultants ("IMC"), Resource Geosciences Incorporated ("RGI"), Barranca Group LLC, Piteau Associates Engineering Ltd., and HydroGeoLogica Inc. (“HGL”).

Economic Results

The Feasibility Study incorporates geological, assay, engineering, metallurgical, geotechnical, environmental and hydrogeological information collected by Orla and previous owners since 2007, including 370,566 metres of drilling in 911 holes. Predicted average gold recoveries of 64% are based on results from 85 column tests.

Operating costs are based on contract mining with all other mine components being owned and operated by Orla. Capital costs were estimated primarily using budgetary supplier quotes for all major and most minor equipment as well as contractor quotes for major construction contracts.

The following tables presents the key assumptions and detailed results of the Feasibility Study:

Table 1: Summary of Key Assumptions and Economic Results of the Camino Rojo Feasibility Study

Production Data	Values	Units
Life of Mine	6.8	years
Mine Throughput	18,000	tonnes/day
Mine Throughput	6,570,000	tonnes/year
Total Tonnes to Crusher	44,020,000	tonnes
Grade Au (Average)	0.73	g/t
Grade Ag (Average)	14.2	g/t
Contained Gold oz	1,031,000	ounces
Contained Silver oz	20,093,000	ounces
Metallurgical Recovery Gold (Overall)	64%
Metallurgical Recovery Silver (Overall)	17%
Average Annual Gold Production	97,000	ounces
Average Annual Silver Production	511,000	ounces
Total Gold Produced	662,000	ounces
Total Silver Produced	3,479,000	ounces
LOM Strip Ratio	0.54	waste:ore

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Operating Costs (Average LOM)
Mining (mined)	US$2.14	/tonne mined
Mining (processed)	US$3.30	/tonne processed
Processing & Support	US$3.38	/tonne processed
G&A	US$1.75	/tonne processed
Total Operating Cost	US$8.43	/tonne processed
By-Product Cash Cost	US$515	/ounce Au
All-in Sustaining Cost	US$576	/ounce Au

Capital Costs (excluding value added tax)
Initial Capital	US$123	million
LOM Sustaining Capital	US$20	million
LOM Capital	US$144	million
Working Capital and Initial Fills	US$10	million
Closure Costs	US$20	million

Financial Analysis
Gold Price Assumption	US$1,250	/ounce
Silver Price Assumption	US$17	/ounce
Average Annual Cashflow (Pre-Tax)	US$72	million
Average Annual Cashflow (After-Tax)	US$56	million
Internal Rate of Return (IRR), Pre-Tax	38.6%
Internal Rate of Return (IRR), After-Tax	28.7%
NPV @ 5% (Pre-Tax)	US$227	million
NPV @ 5% (After-Tax)	US$142	million
Pay-Back Period (After-Tax)	3.0	years

Note: See reference below regarding non-GAAP metrics. Feasibility Study economics include a 2% royalty and use a USD:MXN exchange rate of 19.3

The proposed mine is located 3 kilometres from a paved four lane highway and approximately 190 kilometres from the city of Zacatecas. The area is flat and there are no known social or environmental impediments to mining. Orla has all surface, mineral and water rights required to develop the project as presented in the Feasibility Study and existing wells produce in excess of the average 24 litres per second of water required for the project.

There are no residents within the area of proposed development. The town of San Tiburcio is located 4 kilometres to the east of the proposed development. Orla has a Collaboration and Social Responsibility Agreement with the Ejido San Tiburcio and a 30-year temporary occupation agreement with an expropriation right over the 2,497 hectares covering the proposed pit and infrastructure area. Orla has an active community and social program in San Tiburcio and other nearby communities of El Berrendo and San Francisco de los Quijano.

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

We expect to commence construction of the Camino Rojo Oxide Gold Project in the first half of 2020 upon receipt of all required permits and completion of project financing. First gold production is planned for mid-2021.

Sensitivity to Gold Price

Table 2: Project Economics Sensitivities to Gold Price

Gold Price (US$/oz)	US$ 1,150	US$ 1,200	US$ 1,250	US$ 1,300	US$ 1,350	US$ 1,400
After-tax NPV 5% (US$ millions)	US$ 109	US$ 125	US$ 142	US$ 158	US$ 174	US$ 190
After-tax IRR (%)	24.0%	26.4%	28.7%	31.0%	33.2%	35.4%
Payback (years)	3.2	3.1	3.0	2.8	2.7	2.6

Opportunities

The mine plan in the Feasibility Study was developed entirely on Orla's mineral concessions and constrained by the property boundary with no impact to land outside Orla’s mineral concessions. An agreement with the owner of the concession bordering Orla's to the north would allow for the open pit to extend onto the adjacent concession. Such agreement would result in an expanded pit with access to additional oxide and transitional material below the feasibility study pit, which would add to the mine life and/or annual throughput with only modest equipment and infrastructure additions. Orla is optimistic that an agreement can be reached with the owner of the adjacent concession.

The Feasibility Study only considers oxide and transitional material as testing shows gold cannot be economically recovered by the heap leach method from sulphide material. Orla is actively working on studies to investigate economic opportunities that may exist within the 7.3 million ounces of gold contained within the sulphide measured and indicated mineral resources.

Orla has title to mineral concessions covering a very large area around the Camino Rojo deposit. Overburden makes exploration challenging, but the discovery in 2007 of mineralization that is incorporated into this Feasibility Study and mineral resource estimate shows that shallow cover can hide very large near-surface deposits. Orla has been trying various exploration techniques and Induced Polarization ("IP") geophysics appears to be the most useful tool for identifying drill targets. Additional oxide material in the vicinity of the planned development area would leverage the infrastructure being proposed in the Feasibility Study. Any additional sulphide material could add to the long-term potential of the property.

Mineral Reserves

Camino Rojo comprises intrusive related, sedimentary strata hosted, polymetallic gold, silver, arsenic, zinc, and lead mineralization. The mineralized zones correspond to zones of sheeted sulphidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Mineralization is almost completely oxidized to a depth of approximately 120 metres and then variably oxidized below (transitional to sulphide). The mineral resource estimate was divided into oxide, high and low transitional, and sulphide material. Only the oxide and transitional material were considered in the Feasibility Study for heap leach extraction.

The mineral reserve estimate for Camino Rojo is based on an open pit mine plan and mine production schedule developed by IMC. All mineral reserves are located on, and are accessible from, Orla's concessions and support the 6.8-year mine life.

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

The following table presents the initial mineral reserve estimation for the Camino Rojo Oxide Gold Project. Proven and probable mineral reserves amount to 44.0 million tonnes at 0.73 g/t gold and 14.2 g/t silver for 1.03 million contained gold ounces and 20.1 million contained silver ounces. The mineral reserve was estimated based on a gold price of US$1,250 per ounce and a silver price of US$17.00 per ounce. Measured mineral resource in the mine production schedule was converted to proven mineral reserve and indicated mineral resource in the schedule was converted to probable mineral reserve.

Table 3: Camino Rojo Mineral Reserve Estimate

Reserve Class	000's tonnes	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Proven Mineral Reserve	14,595	0.79	15.1	369.7	7,104
Probable Mineral Reserve	29,424	0.70	13.7	661.1	12,991
Total Proven & Probable Reserve	44,019	0.73	14.2	1,031.0	20,095
Notes:
1.	The mineral reserve estimate has an effective date of June 24, 2019. Mineral reserves are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council (as amended) in accordance with the disclosure requirement of NI 43-101
2.	Columns may not sum exactly due to rounding
3.	Mineral reserves are based on prices of US$1,250/oz gold, US$17/oz silver, USD/MXN exchange rate of 19.3
4.	Mineral reserves are based on net smelter return cut-off that vary by time period to balance mine and plant production capacities. They range from a low of US$4.73/t to a high of US$9.00/t
5.	Operating costs — mining US$1.94/t mined; process US$3.41/t processed; G&A US$1.32/t processed, includes a 2% royalty
6.	Recoveries for gold — Kp 70%, Ki 56%, Transition Hi 60%; Transition Lo 40%; Recoveries for silver — Kp 11%, Ki 15%, TrHi 27%, TrLo 34%7.
7.	Gold and silver 100% payable; Refining cost per ounce — Au US$5.00; Ag US$0.50/oz

Mineral Resources

As part of the Feasibility Study efforts, IMC updated the mineral resource estimate from the previous estimate prepared as of April 27, 2018 and previously reported in Orla's May 29, 2018 news release. Mineral resources were divided between oxide and transitional material that could possibly be extracted by open pit mine and processed in a heap leach operation ("Leach Resource") and sulphide material that could possibly be extracted by open pit and processed in a mill ("Mill Resource"). For the Mill Resource, estimates were made for contained gold, silver, lead and zinc. As lead and zinc would not be recovered in a heap leach operation, only gold and silver were estimated for the Leach Resource.

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Table 4: Camino Rojo Mineral Resource Estimate — Gold & Silver

Resource Type		000's tonnes	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Leach Resource	Measured Mineral Resource	19,391	0.77	14.9	482.3	9,305
	Indicated Mineral Resource	75,249	0.70	12.2	1,680.7	29,471
	Meas./Ind. Mineral Resource	94,640	0.71	12.7	2,163.0	38,776
	Inferred Mineral Resource	4,355	0.86	5.6	119.8	805

Mill Resource	Measured Mineral Resource	3,358	0.69	9.2	74.2	997
	Indicated Mineral Resource	255,445	0.88	7.4	7,221.4	60,606
	Meas./Ind. Mineral Resource	258,803	0.88	7.4	7,295.6	61,603
	Inferred Mineral Resource	56,564	0.87	7.5	1,576.9	13,713

Total Mineral Resource	Measured Mineral Resource	22,749	0.76	14.1	556.5	10,302
	Indicated Mineral Resource	330,694	0.84	8.5	8,902.1	90,078
	Meas./Ind. Mineral Resource	353,443	0.83	8.8	9,458.6	100,379
	Inferred Mineral Resource	60,919	0.87	7.4	1,696.7	14,518

Table 5: Camino Rojo Mineral Resource Estimate — Zinc & Lead

Resource Type		000's tonnes	Lead (%)	Zinc (%)	Lead (M lbs)	Zinc (M lbs)
Mill Resource	Measured Mineral Resource	3,358	0.13	0.38	9.3	28.2
	Indicated Mineral Resource	255,445	0.07	0.26	404.3	1,468.7
	Meas./Ind. Mineral Resource	258,803	0.07	0.26	413.6	1,496.8
	Inferred Mineral Resource	56,564	0.05	0.23	63.1	290.4
Notes:
1.	The mineral resource has an effective date of June 7, 2019. The mineral resources are classified in accordance with the CIM Definition Standards in accordance with the disclosure requirement of NI 43-101
2.	Columns may not sum exactly due to rounding
3.	Mineral resources that are not mineral reserves do not have demonstrated economic viability
4.	Mineral resources for leach material are based on prices of US$1,400/oz gold and US$20/oz silver
5.	Mineral resources for mill material are based on prices of US$1,400/oz gold, US$20/oz silver, US$1.05/lb lead, and US$1.20/lb zinc
6.	Mineral resources are based on net smelter return cut-off of US$4.73/t for leach material and US$13.71/t for mill material
7.	Includes 2% royalty and an USD:MXN exchange rate of 19.3
8.	Operating costs for Leach resource — mining US$1.65/t mined; process US$3.41/t processed; G&A US$1.32/t processed; Operating costs for Mill resource — mining US$1.65/t mined; process US$12.50/t processed; G&A US$1.20/t processed
9.	Leach resource payable — Au 100%; Ag 100%; Mill resource payable — Au 95%, Ag 95%, Pb 95%, Zn 85%
10.	Leach resource refining costs — Au US$5.00/oz; Ag US$0.50/oz; Mill resource refining costs — Au US$1.00/oz; Ag US$1.50/oz; Pb US$0.194/lb; Zn US$0.219/lb
11.	The mineral resource estimate assumes that the floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto land held by the adjacent owner. Any potential development of the Camino Rojo Oxide Gold Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on obtaining an agreement with the adjacent owner

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

12.	Mineral resources are inclusive of mineral reserves
13.	An Inferred Mineral Resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

All the mineralization comprised in the mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate "reasonable prospects for eventual economic extraction" extends onto lands where mineral title is held by an adjacent owner and that waste would be mined on the adjacent owner's mineral titles. Any potential development of the Camino Rojo Project that would include an open pit encompassing the entire mineral resource estimate (oxide and sulphide material) would be dependent on obtaining an agreement with that property owner. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on an agreement being obtained with the adjacent property owner. Delays in, or failure to obtain, such agreement to conduct mining operations on its mineral titles would affect the development of a significant portion of the mineral resources that are not included in the Feasibility Study, in particular by limiting access to significant mineralized material at depth. Orla intends to seek an agreement with the adjacent owner, to maximize the potential to develop a mine that exploits the full mineral resource. We cannot give any assurance that we will be able to negotiate such agreement on terms that are satisfactory to the Company or that there will not be delays in obtaining the necessary agreement. The development scenario presented in the Feasibility Study, including the mineral reserve estimate, does not require a layback agreement with the adjacent owner.

Additional details on mineral reserve and resource assumptions, risks and data verification can be found in the independent technical report dated June 25, 2019 prepared in accordance with the requirements of NI 43-101 available at www.sedar.com under Orla's profile.

Qualified Persons

The Feasibility Study was overseen by KCA of Reno, Nevada. IMC of Tucson, Arizona conducted the mineral resource and mineral reserve estimates under the direction of Michael G. Hester, FAusIMM. Mr. Hester was also responsible for the mining components of the Feasibility Study. KCA, under the direction of Carl Defilippi, RM SME, was responsible for the metallurgy, process, general and administration and economic components of the Feasibility Study. Matthew Gray, Ph.D., C.P.G. (AIPG), of Resource Geosciences Incorporated of Rio Rico, Arizona was responsible for the property, geology and environmental components of the Feasibility Study. David Hawkins, C.P.G. (AIPG), was responsible for the hydrogeology model. Each of Messrs. Hester, Defilippi, Gray and Hawkins is a Qualified Person for their respective sections of the Feasibility Study and each of whom is independent of Orla under the definitions of NI 43-101.

Permitting

Exploration and mining activities in Mexico are subject to control by SEMARNAT, the federal government department which has authority over the two principal permits: (1) the Environmental Impact Statement (“Manifesto de Impacto Ambiental” or “MIA”, accompanied by a Risk Study), and (2) a Change of Land Use permit (“CUS”) accompanied by a Technical Justification Study (“ETJ”).

In early 2018, Orla resumed environmental assessment activities on the project and surrounding area under the guidance of independent environmental permitting consultant Patricia Aguayo. Data from this work was used in conjunction with information collected by previous operators and project information collected from Orla's consulting engineers to prepare the documents needed to apply for the MIA and CUS permits. The project is not located in an area with any special federal environmental protection designation and no factors were identified that would be expected to hinder authorization of required environmental permits.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Permitting documents were submitted to SEMARNAT during the third quarter of 2019. The Company was notified that the CUS was accepted on December 12, 2019 and paid the required fees on January 17, 2020. The Company received a series of questions and requests for additional information on the MIA on November 12, 2019. This is a normal part of the process. A reply was submitted to this on December 20, 2019. On January 13, 2020, SEMARNAT notified the Company of a one-time 60 working-day extension to the MIA review. This would result in the review being completed in mid April 2020.

Orla has contracted ERM, a global consulting company, to review the environmental assessment and proposed mitigation measures for the project. We plan to complete this work in accordance with International Finance Corporation Performance Standards, as well as the International Council on Mining and Metals principles.

Development activities

Subsequent to the permit applications being submitted, we have focussed our work on the detailed engineering and planning required to start construction in 2020. In September 2019, we awarded the engineering, procurement, and construction management (“EPCM”) contract for the Camino Rojo Oxide Gold Project to M3 Engineering & Technology Corporation (“M3”), a full service EPCM firm headquartered in Tucson, Arizona.

As of the date of this document, approximately 35% of the detailed engineering has been completed. We have placed purchase orders for the crushing package and the heap leach stacking system. Hiring of key personnel at site is substantially complete.

Other development related activities in 2019 included drilling 2 water exploration holes, and drilling and establishing 11 groundwater monitoring wells and 2 production wells, for a total of 2,413 metres of drilling. Other work included detailed surveying and additional geotechnical investigations and improvements to the existing camp to accommodate more people.

Camino Rojo Project Loan

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of US$125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”). The Credit Facility was arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle Mines Limited (“Agnico Eagle”), Pierre Lassonde, and Trinity Capital.

The Credit Facility provides a total of US$125 million to the Company, available in three tranches. The first tranche of US$25 million was drawn down by the Company on December 18, 2019 upon execution of the definitive loan documentation. Tranches 2 and 3 provide US$50 million each, available for drawdown after satisfaction of conditions precedent, including the receipt of certain key permits required for the development of the Camino Rojo project.

The Credit Facility is denominated in United States dollars, and bears interest at 8.80% per annum, payable quarterly commencing March 31, 2020. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal payments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations. The Credit Facility does not impose on the Company any mandatory requirements of hedging, production payments, offtake, streams, or royalties.

On December 18, 2019, the Company issued 32.5 million common share purchase warrants to the lenders as part of the project loan. The warrants have an exercise price of C$3.00 per warrant and an expiry date of December 18, 2026, to the lenders.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Regional exploration

As well as development related activities, we continue to conduct a limited regional exploration program. Work completed in 2019 included geological mapping, rock sampling, geophysics and 8 RC drill holes. A total of 271 line-km of Induced Potential (“IP”) were conducted, including 157 line-km in a survey to the southeast of the resource and proposed development area that tested the projection of the San Tiburcio fault, a structure considered important to the emplacement of the known mineralization. The other 112 line-km were completed in the southwest part of the property in a number of small grids centered on overburden covered areas with potential structural intercepts and indications of alteration in the general vicinity. One of the grids showed a well-defined chargeability anomaly that is roughly 1,000 by 400 metres in size. It is in an area with large structures and rock outcrops to the southeast have zones with strong silicification and weakly anomalous trace-element geochemistry. The area of the anomaly is covered by overburden. We have received permits to allow drill testing of the anomaly.

Low amplitude chargeability anomalies southeast and west of the resource area outlined in the IP survey were tested with 8 RC holes totalling 2,536 metres. No significant alteration was encountered. The anomalies are assumed to be related to groundwater with elevated total dissolved solids concentration encountered in the holes.

Work on the project will continue to focus on development related activities with production estimated to start in mid 2021. Regional exploration will continue to involve geology and sampling followed by geophysics in areas where potentially favourable indicators are found. The IP anomaly in the southwest part of the property will be drilled tested, as will a coincident IP and magnetic anomaly northeast of the resource area.

Community and social

The Company maintains an active community and social relations (“CSR”) program. Significant CSR activities in 2019 included:

•	completed construction of a preschool in El Berrendo,
•	continued to support Adult Education programs,
•	held Introduction to Mining courses for local residents,
•	supported a number of community events,
•	held a cervical cancer detection clinic in coordination with the Zacatecas health authorities,
•	supported San Tiburcio to reactivate the construction of a local health center and in efforts to have a doctor assigned to the community,
•	completed a cooperation agreement to support police officers stationed in San Tiburcio. To date, we’ve provided furniture and kitchen supplies,
•	assisted local communities to improve water wells.

B.	Cerro Quema Project, Panama

Project Description and History

Our 100%-owned Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, proposed mine development, and the priority drill targets.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018, we received two permits to use water for drilling. An existing permit that allows drilling in the areas of the current mineral resources was extended for two years in May 2018. In October 2018, the government accepted our 2018 concession tax payments, and in February 2019, we paid the 2019 concession tax payments. A new drilling permit for the Pelona area in the eastern part of the concessions was received on February 11, 2019. All drill permits are currently active. General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019. Subsequent to this, two permits allowing temporary use of water for exploration drilling were received on November 12, 2019 and an additional two temporary water permits were received on January 13, 2020.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

On February 3, 2020, the annual concession payments were made and accepted.

The Company owns the surface rights for land required to mine the Cerro Quema mineral reserves and to construct and operate a heap leach facility.

A predecessor company to Orla issued a mineral resource estimate and a Pre-Feasibility Study for Cerro Quema, and an independent technical report entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”).

The Cerro Quema Report envisions a standard open pit mine with two pits, one at La Pava and one at Quemita, coupled with a 10,000 tonne per day heap leach facility to extract the gold. The project estimates average head grade of 0.77 g/t Au, crush size of 80% passing minus 50 mm, and an average gold recovery of 86%. This would result in 418,000 ounces of gold production over a 5.3-year mine life.

The Cerro Quema Report, which contains the 2014 mineral resource and mineral reserve estimate and Pre-Feasibility Study, was filed on SEDAR by Pershimco Resources Inc. on August 22, 2014. You can download it from SEDAR here.

Table 6: Cerro Quema Mineral Reserves

Zone	Category	Cut-Off (Au g/t)	Tonnes (millions)	Au (g/t)	Au (koz)
La Pava	Proven	0.21	6.82	0.80	176
	Probable	0.21	7.40	0.67	159
	Sub-Total	0.21	14.22	0.73	335
Quema	Proven	0.21	–	–	–
	Probable	0.21	5.49	0.86	153
	Sub-Total	0.21	5.49	0.86	153
Total	Proven	0.21	6.82	0.80	176
	Probable	0.21	12.89	0.75	312
	Total	0.21	19.71	0.77	488

Notes:
(1)	Numbers may not add due to rounding.
(2)	A cut-off grade of 0.21 g/t of gold is used for reporting mineral reserves.
(3)	Mineral reserves are estimated at a gold price of US$1,300 per ounce.
(4)	Effective as of June 30, 2014.
(5)	See NI 43-101 Technical Report “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” published on August 15, 2014 for additional information. A copy of the report is available on the Company’s website and under the SEDAR profile of Pershimco Resources Inc. at www.sedar.com.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Environmental and permitting

The Company has an ongoing environmental management plan that includes maintaining sediment dams, reforestation of previously disturbed areas and active sediment control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

CSR

The Company has an active community relations program that includes providing hot lunches to 5 to 15-year-old children studying in the 12 schools located within a 15-kilometre radius of the Cerro Quema project. We also provide support for various local amateur sports teams, a youth orchestra, local fairs, and cultural events.

Exploration

There were no notable exploration activities at Cerro Quema in 2019.

Pre-Feasibility Study

In 2020, we plan to update the Cerro Quema Pre-Feasibility Study (“PFS”) on the oxide heap leach gold project initially completed in 2014. This will include updated mineral reserve and mineral resource estimates. In addition to the work on oxide mineralization, we will continue to advance exploration of the Caballito copper-gold sulphide discovery. This style of mineralization, identified in 2018, presents potential value to the project in addition to the current heap-leach oxide gold project. In addition to the 1.2 km long trend north of Caballito through to Quemita, the Pelona area in the eastern part of the project provides extensive target areas for additional Caballito-style mineralization.

C.	Non-GAAP Measures

We have included certain non-GAAP performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-GAAP measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles applicable to the Company.

Cash Costs per Ounce —

We calculated cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, we believe that this measure is useful to external users in assessing operating performance.

All-In Sustaining Costs ("AISC") —

We have provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, our definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. We believe that this measure is useful to external users in assessing operating performance and the Company’s ability to generate free cash flow from current operations. Subsequent amendments to the guidance have not materially affected the figures presented.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

4.	Summary of Annual Results

The figures in the following table are based on the financial statements prepared in accordance with IFRS.

	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2018-Q4	2018-Q3	2018-Q2	2018-Q1
Exploration expense	$4,037	$4,784	$3,515	$7,503	$6,066	$7,056	$4,438	$5,273
General and administrative	194	127	162	217	183	144	126	108
Professional fees	215	223	148	125	176	79	202	136
Regulatory and transfer agent	146	39	46	41	205	19	14	40
Salaries and wages	951	556	564	550	836	422	230	234
Depreciation	7	34	23	39	40	40	37	36
Share based payments	473	758	907	1,253	1,065	601	1,523	796
Interest income	(29)	(21)	(30)	(62)	(105)	(134)	(117)	(86)
Interest expense	104	2	1	—	—	—	—	—
Amortization of loan costs	112	—	—	—	—	—	—	—
Foreign exchange	183	(1)	11	13	(133)	10	(146)	(6)
Accretion in value of Newmont loan	402	638	76	357	187	153	100	65
Net loss	$6,795	$7,139	$5,423	$10,040	$8,520	$8,390	$6,407	$6,596
Loss per share (basic and diluted)	$0.03	$0.04	$0.03	$0.06	$0.05	$0.05	$0.04	$0.04

We acquired the Cerro Quema project at the end of 2016, and the Camino Rojo project at the end of 2017. In 2018, we conducted work on both Cerro Quema and Camino Rojo.

In 2019, we continued work on, completed, and publicly filed the feasibility study for Camino Rojo. We commenced detailed engineering and planning for construction of Camino Rojo. Quarterly variations are due to seasonality and timing of mining concession fees, drilling activities and awaiting results from previous quarters’ exploration activities.

Administrative costs and professional fees have trended with the level of activity of the Company, and with major regulatory events such as financings and public listings. In 2018-Q4 we commenced trading on the TSX Exchange, and in 2019-Q4 we closed a US$125 million project credit facility – both events caused one-time increases in regulatory fees and legal fees.

The increase in salaries and wages in 2017-Q4 was related to an accrual of short-term incentive (bonus) payments, as was the increase in 2018-Q3. In 2018-Q4, we accrued for payments related to the departure of the former CEO. Salaries have generally increased in 2019 as we have grown our team in preparation for the construction phase at Camino Rojo.

Share based payments expense is generally related to the number of stock options and RSUs outstanding vesting during the quarter. The grants occurred during 2017-Q2, 2018-Q2, and 2019-Q1; consequently, those quarters tend to be greater than the others as much of the vesting occurs on the date of the grant. The increase in share-based payments in 2018-Q4 was related to options and bonus shares granted to the incoming CEO.

Interest income is directly related to cash on hand and prevailing interest rates.

The Company received US$25 million in 2019-Q4 as a first draw on the Camino Rojo project loan, which caused an increase in interest expense, and we can expect swings in foreign exchange gains and losses, starting in that quarter.

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar versus US dollar and Mexican peso amounts on hand.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

5.	Fourth Quarter of 2019

The following table is based on financial statements prepared in accordance with IFRS. Figures are expressed in thousands of Canadian dollars.

A.	Comparison to the previous quarter

	2019-Q4	2019-Q3	Difference	Discussion
Exploration expense	$4,037	$4,784	$(747)	Planned decreased activity in drilling, geophysics, and environmental as necessary reports and data collection related to the feasibility study at Camino Rojo had been completed. Partly offset by increases in engineering, project management, and site activities as we prepare for construction.
General and administrative	194	127	67
Professional fees	215	223	(8)
Regulatory and transfer agent	146	39	107	TSX fees related to the warrants issued as part of the Credit Facility
Salaries and wages	951	556	395	Severance payments
Depreciation	7	34	(27)
Share based payments	473	758	(285)	Issuance and vesting of equity compensation.
Interest income	(29)	(21)	(8)
Interest expense	104	2	102	Drawdown on the project loan during Q4
Amortization of loan costs	112	—	112	Drawdown on the project loan during Q4
Foreign exchange	183	(1)	(184)	The Credit Facility is denominated in US$, which causes greater swings in FX. The C$ weakened during the latter half of December, giving rise to this FX loss.
Changes in value of Newmont loan	402	638	236	Due to time value accretion
Loss for the quarter	$6,795	$7,139	$(344)

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

B.	Comparison to the same quarter last year

	2019-Q4	2018-Q4	Difference	Discussion
Exploration expense	$4,037	$6,053	$(2,016)	Planned decrease in activities at Cerro Quema in 2019. Decreased spending at Camino Rojo in Q4-2019 compared to same quarter last year as a result of having completed the feasibility study during 2019.
Office and administrative	194	183	11
Professional fees	215	176	39	Increased legal and advisory work related to the Camino Rojo project loan.
Regulatory and transfer agent	146	205	(59)	Cost related to graduation from TSX-V to TSX in Q4-2018.
Salaries and wages	951	836	115	Increased staffing as we prepare for construction activities.
Depreciation	7	53	(46)
Share based payments	473	1,065	(592)	Bonus shares issued to incoming CEO in 2018-Q4.
Interest income	(29)	(105)	76	Lower cash balances on hand.
Interest expense	104	—	104	No debt last year.
Amortization of loan costs	112	—	112	No debt last year.
Foreign exchange	183	(133)	316
Change in value of Newmont loan	402	187	215	Larger loan balance, closer to maturity.
Loss for the quarter	$6,795	$8,520	$(1,725)

6.	Liquidity and Capital Resources

The Company had working capital of approximately $27.1 million as at December 31, 2019, compared with $13.6 million at December 31, 2018.

Historically the Company's primary source of funding has been the issuance of equity securities for cash, typically through private placements to sophisticated investors and institutions. We have issued common share capital in many of the past few years, pursuant to private placement financings and the exercise of warrants and options. Our access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to significant equity or debt funding.

During Q2 and Q3 of 2019, the early warrant exercise program, as well as other warrant and option exercises, provided $4.0 million in cash. During Q4, we received US$25 million ($32.8 million) as part of the US$125 million Credit Facility.

As part of the acquisition of the Camino Rojo Gold Project in November 2017, Newmont agreed to provide interest free loans to the Company for all annual land holding costs as they are incurred at Camino Rojo until December 31, 2019, which loans are to be repaid in cash or shares (at Orla’s option subject to certain restrictions) upon reaching commercial production at Camino Rojo. To December 31, 2019, a total of MXN 219 million ($15.1 million) had been advanced pursuant to this agreement.

Our ability to carry out our long range strategic objectives in future periods depends on our ability to raise financing from lenders, shareholders and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing activities. We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand, and with further equity financings and draws from the Camino Rojo project loan.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

The Company had no material commitments for capital expenditures as of December 31, 2019. As of the date of this MD&A, the Company had issued purchase orders for long-lead equipment in the amount of US$20,877,000.

7.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements requiring disclosure under this section.

8.	Related Party Transactions

This information is provided in note 14 of the accompanying financial statements.

9.	Critical Accounting Estimates

In preparing these consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements include:

Functional currency

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events and conditions which we used to determine the primary economic environment of that entity.

Business combinations

Determining whether a set of the assets acquired and liabilities assumed constitute the acquisition of a business or the acquisition of an asset requires us to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 «Business Combinations». If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of relevant facts and circumstances, management of the Company concluded that the acquisitions of Cerro Quema in 2016 and of Camino Rojo in 2017 were acquisitions of assets. The values assigned to common shares, stock options and warrants issued and the allocation of the purchase price to the net assets in the acquisition were based on estimates and judgements including discount rates, volatility, expected duration of option and warrant and the relative fair values of the net assets.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Exploration and evaluation expenditures

The application of the Company’s accounting policy for E&E expenditure requires judgement to determine whether future economic benefits are likely from either future exploitation or sale (prior to which we expense all E&E expenditures, and subsequent to which we capitalize the acquisition costs). It also requires us to make judgements on whether activities have reached a stage that permits development of the mineral resource (prior to which they are treated as E&E expenditures, and subsequent to which we treat such costs as projects under development and construction).

We must also apply a number of estimates and assumptions, such as the determination of the quantities and types of mineral resources, which itself involves varying degrees of uncertainty depending on resource classification (measured, indicated or inferred). These estimates directly impact accounting decisions related to our E&E expenditures.

We must make certain estimates and assumptions about future events and circumstances, particularly, whether economic mineral exploitation is viable. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, we assess indicators of impairment and may conclude to write off such amounts to the statement of profit or loss.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concession.

Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment or reverse impairment exist for our E&E assets which could result in a test for impairment. We consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the technical results of our E&E activities, and the potential for viable operations, to determine whether there are any indicators of impairment or reversal of a previous impairment.

Share based payments

We issue, grant or award different types of share based payments. These include warrants, options, restricted share units, deferred share units, and bonus shares.

We make judgments of expected forfeiture rates, the expected lives of these instrument, expected volatilities, and risk free interest rates. In a unit offering, we prorate the proceeds between common shares and warrants using the relative fair value method, the allocation of which requires significant judgement. In the case of bonus shares we use our judgement to estimate expected vesting periods and vesting probabilities.

Site closure provisions

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. We make estimates of rehabilitation costs and of cost increases, inflation rates, and discount rates. These uncertainties will result in actual future expenditures differing from the amounts currently provided. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

10.	Financial Instruments

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

A discussion of these financial risks and our exposure to them is provided in the notes to the accompanying interim financial statements, and in the audited financial statements for the year ended December 31, 2019.

11.	Outstanding Share Data

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	187,192,168 common shares

•	50,703,100 warrants

•	9,827,336 stock options

•	1,500,000 bonus shares

•	1,014,972 restricted share units

•	508,780 deferred share units

You can find further details about these potentially issuable securities in the notes to the accompanying audited financial statements for the year ended December 31, 2019.

12.	Subsequent Event

On March 23, 2020, the Company announced that it had entered into a non-binding letter agreement with Fresnillo Plc (“Fresnillo”) regarding the commercial terms on which Orla would obtain the right to expand the Camino Rojo oxide pit onto part of Fresnillo’s mineral concession located immediately to the north of Orla’s property under a definitive layback agreement. Under the terms of the layback agreement, Orla would pay Fresnillo, total cash consideration of US$62.8 million over a period of approximately 3.5 years. For further information on the transaction, please refer to the news release dated March 23, 2020 which can be found on Orla’s website at www.orlamining.com.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

13.	Risks and Uncertainties

As the Company has not commenced principal operations, historical revenue and expenditure trends are not indicative of future activity. The Company has committed to certain work expenditures and may enter into future agreements. The ability of the Company to fund its future operations and commitments is dependent on its ability to obtain additional financing. Risks of the Company’s business include the following:

Permits and Licenses

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development and mining operations on its properties.

The Company is awaiting mineral concession renewals at its Cerro Quema Project. There is no assurance that we will receive necessary approvals or extensions, or receive them within a reasonable period of time. Failure to receive the permits or extensions would have an adverse effect on the Company’s business, financial position, and results of operations. Additional details are provided in the Cerro Quema Project section of this document.

The timing of our ability to construct a mine at Camino Rojo is subject to, and may be affected by, timely review and approval by the Mexican environmental and permitting authorities.

Foreign Country and Political Risk

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks, including currency fluctuations, possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, royalties on production, expropriation of property, environmental legislation and mine and/or site safety.

Operating in developing economies such as Mexico and Panama has certain risks, including changes to, or invalidation of, government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; security issues; corruption; uncertain political climate; narco-terrorist actions or activities; and lack of a stable economic climate.

We do not carry political risk insurance.

Dependence on Exploration-Stage Properties

The Company’s current efforts are focused primarily on exploration stage properties. The Camino Rojo and the Cerro Quema Projects may not develop into commercially viable ore bodies, which would have a material adverse effect on the Company’s potential mineral resource production, profitability, financial performance and results of operations.

Estimates of Mineral Resources & Mineral Reserves and Production Risks

The mineral resource and mineral reserve estimates included in this MD&A are estimates based on a number of assumptions, including those stated herein, and any adverse change to those assumptions could require the Company to lower its mineral resource estimate. Until a deposit is actually mined and processed, the quantity and grades of mineral resources must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity and/or economic viability of mineral resources may vary depending on, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, permit regulations and other legal requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in the quantity of mineral resources or grade may affect the economic viability of the Company’s properties. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. There can also be no assurance that any discoveries of new mineral reserves will be made. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

The Camino Rojo Gold Project mineral resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by another mining company (the “Adjacent Owner”) and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the Feasibility Study dated June 25, 2019, in particular by limiting access to significant mineralized material at depth. The Company intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full mineral resource. There can be no assurance that the Company will be able to negotiate such agreement on terms that are satisfactory to the Company or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

The Feasibility Study was based on only a portion of the total mineral resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the Feasibility Study.

Mineral resource estimations for the Camino Rojo Gold Project are only estimates and rely on certain assumptions

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Gold Project has assumed that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Company believes that the mineral resource estimates for the Camino Rojo Gold Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Gold Project are located on mineral concessions controlled by the Company, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the mineral resource estimate by limiting access to significant mineralized material at depth. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

Mining Industry

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Whether a mineral deposit will be commercially viable depends on many factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration and development of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to life or property, environmental damage and possible legal liability. The Company’s mineral exploration activities are directed towards the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which with greater financial resources, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, taxes, labour standards, toxic substances and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

Title Matters

Although the Company has diligently investigated title to all mineral concessions (either granted or under re-application) and, to the best of its knowledge (except as otherwise disclosed herein), titles to all its properties are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions.

Land Title

The Company has investigated ownership of all surface rights in which it has an interest, and, to the best of its knowledge, its ownership rights are in good standing. However, all surface rights may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company's knowledge, titles to all surface rights are in good standing; however, this should not be construed as a guarantee of title. Other parties may dispute title to the surface rights in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Environmental Risks and Hazards

All phases of the Company’s mineral exploration operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, laws and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Commodity Prices

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

Uninsured Risks

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Compliance with Anti-Corruption Laws

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (1999). In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are located in Panama, a country which is perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope or effect of future anti- corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anticorruption laws and regulations.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Conflicts of Interest

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Threat of Infectious Diseases or Outbreaks of Viruses

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry have been impacted. This outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.

In addition, there may not be an adequate response to emerging infectious diseases. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, governmental disruptions or other unknown but potentially significant impacts.

At this time, the Company cannot accurately predict what impacts there will be or what effects these conditions will have on its business, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Any outbreak or threat of an outbreak of a contagions or epidemic disease could have a material adverse effect on the Company, its ability to finance, its business and financial results and the market price of its securities.

14.	Forward Looking Statements

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements regarding (i) planned exploration and development programs and expenditures; (ii) the estimation of mineral resources and mineral reserves; (iii) expectations on the potential renewal of the expired mineral concessions with respect to the Cerro Quema project; (iv) proposed exploration plans and expected results of exploration from each of the Cerro Quema project and the Camino Rojo project; (v) the potential for the discovery of additional mineral resources; (vi) Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals, including but not limited to, the receipt of the Environmental & Social Impact Assessment (“ESIA”) permit related to the Cerro Quema project and other necessary permitting required to implement expected future exploration plans; (vii) community and ejido relations; (viii) requirements for additional land; (ix) availability of sufficient water for proposed operations; (x) results of feasibility studies, including but not limited to mineral resource and mineral reserve estimation, mine plans and operations, internal rates of return, sensitivities, taxes, net present values, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; (xi) upside opportunities such as pit wall angles, land agreements, and the development of the sulphide mineral resource, and exploration potential; (xii) the timing and costs for production decisions; (xiii) financing timelines and requirements, including the timing and the amount to be secured relating to the Camino Rojo project loan; (xiv) the Camino Rojo project loan, including meeting all the conditions precendent relating to tranches 2 and 3 of the project loan; (xv) timing for start of engineering work, construction, and receipt of permits; (xvi) changes in commodity prices and exchange rates; (xvii) currency and interest rate fluctuations; (xviii) timing for first gold production; and (xix) the Company's objectives and strategies.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, (i) the future price of gold; (ii) anticipated costs and the Company’s ability to fund its programs; (iii) the Company’s ability to carry on exploration and development activities; (iv) the Company’s ability to secure and to meet obligations under property agreements; (v) the timing and results of drilling programs; (vi) the discovery of mineral resources and mineral reserves on the Company’s mineral properties; (vii) the obtaining of an agreement with the Adjacent Owner (as defined herein) to develop the entire Camino Rojo Gold Project mineral resource estimate; (viii) the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; (ix) the costs of operating and exploration expenditures, (x) assumptions regarding the ability to meet the conditions precedent regarding drawdown on the the Camino Rojo project loan; (xi) the accuracy of mineral resource and mineral reserve estimations; (xii) that there will be no material adverse change affecting the Company or its properties; (xiii) that all required permits and approvals will be obtained; (xiv) that social or environmental issues might exist, are well understood and will be properly managed; (xv) that there will be no significant disruptions affecting the Company or its properties; (xvi) the Company’s ability to operate in a safe, efficient and effective manner; and (xvii) the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward looking statements include, among others: (i) failing to meet certain conditions precedent to draw the reamining portion of the Camino Rojo project loan; (ii) risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and reserves, including changes in economic parameters; (iii) risks relating to not securing agreements with third parties or not receiving required permits; (iv) failure to obtain required regulatory and stock exchange approvals with respect to any Offering; (v) uncertainty and variations in the estimation of mineral resources and mineral reserves; (vi) delays in or failure to obtain an agreement with the Adjacent Owner with respect to the Camino Rojo Gold Project; (vii) health, safety and environmental risks; (viii) success of exploration, development and operations activities; (ix) risks relating to foreign operations and expropriation or nationalization of mining operations; (x) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (xi) delays in getting access from surface rights owners; (xii) uncertainty in estimates of production, capital and operation costs and potential for production and cost overruns; (xiii) the impact of Panamanian or Mexican laws regarding foreign investment; (xiv) the fluctuating price of gold; (xv) assessments by taxation authorities in multiple jurisdictions; (xvi) uncertainties related to title to mineral properties; (xvii) competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; and (xviii) the Company’s ability to identify, complete and successfully integrate acquisitions.

ORLA MINING LTD.

Management’s Discussion and Analysis

Year ended December 31, 2019	Canadian dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risks and Uncertainties” in this MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

You are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, except in accordance with applicable securities laws. You are urged to read the Company’s filings with Canadian securities regulatory agencies, which you can view online under the Company’s profile on SEDAR at www.sedar.com

ORLA MINING LTD.
Management’s Discussion and Analysis
Year ended December 31, 2019	Canadian dollars unless otherwise stated

15.	Abbreviations Used

$	Canadian dollars
AIF	Annual Information Form
AISC	All in Sustaining Cost
Ag	Silver
Au	Gold
Canplats	Canplats Resources Corporation
Cerro Quema Report or 2014 PFS	An independent technical report for the Cerro Quema Project entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”) prepared by Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
Company	Orla Mining Ltd.
CSR	Community and Social Responsibility
EPCM	Engineering, Procurement, and Construction Management
ESIA	Estudio de Impacto Ambiental, a Panamanian environmental impact study
g/t	Grams per metric tonne
G&A	General and administrative costs
GAAP	Generally accepted accounting principles, which for the Company are IFRS
Goldcorp	Goldcorp Inc., a predecessor company to Newmont Goldcorp Corporation, prior to April 18, 2019.
MXN	Mexican pesos
Newmont	Newmont Goldcorp Corporation, a publicly traded company resulting from the combination of Newmont Mining Corporation and Goldcorp Inc., effective April 18, 2019.
ha	Hectares
HGL	HydroGeoLogica Inc.
IFRS	International Financial Reporting Standards, as issued by the International Accounting Standards Board
IMC	Independent Mining Consultants Inc.
IP	Induced polarization
IRR	Internal rate of return
K tonnes	Thousands of metric tonnes
Koz	Thousands of troy ounces
KCA	Kappes Cassiday and Associates
LOM	Life of mine
M&I	Measured and indicated
MD&A	Management's Discussion and Analysis
MIA	Manifiesto de Impacto Ambiental. In English, an Environmental Impact Statement

NI 43-101	Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”
NPV	Net present value
Pb	Lead
PFS	Pre-Feasibility Study
RC	Reverse circulation
RGI	Resource Geosciences Incorporated
SEDAR	The System for Electronic Document Analysis and Retrieval, a filing system operated by the Canadian Securities Administrators, accessible at: www.sedar.com
SEMARNAT	Secretaría del Medio Ambiente y Recursos Naturales. In English, the Secretariat of Environment and Natural Resources (Mexico)
t	Metric tonne, equal to 1,000 kilograms (approximately 2,205 pounds)
TSX	Toronto Stock Exchange
US$	United States dollars
Zn	Zinc